Exhibit 99.1

TNL Mediagene Announces 1-for-20 Share Consolidation

TOKYO and TAIPEI, Taiwan, Dec. 19, 2025 /PRNewswire/ -- TNL Mediagene (Nasdaq: TNMG) (the “Company”), a Tokyo-based next-generation digital media and data group in Asia, today announced that it will implement a 1-for-20 share consolidation (also known as reverse stock split) of the Company’s ordinary shares (the “Share Consolidation”). The Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the existing ticker symbol “TNMG” and are expected to begin trading on a split-adjusted basis with a newly assigned CUSIP number of G8924F121 when the market opens on Tuesday, December 23, 2025.

The Share Consolidation is intended to increase the per-share trading price of the Company’s ordinary shares to assist in regaining compliance with the Nasdaq minimum bid price requirement of $1.00 per share for continued listing on The Nasdaq Capital Market. Once in compliance with Nasdaq’s listing rules, the Company can focus on its burgeoning pipeline of business opportunities. Additionally, the Share Consolidation is intended to enhance the Company’s attractiveness to a broader range of institutional investors, particularly among institutions that require a minimum share price for investment.

On December 2, 2025, the Company’s shareholders approved a share consolidation ratio within a range of consolidation of up to 1-to-100 at the Company’s 2025 Annual General Meeting of Shareholders and authorized the Board of Directors of the Company to determine and execute the final ratio and exact date. The Company’s Board of Directors subsequently approved the final share consolidation ratio of 1-for-20 on December 9, 2025.

No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the next whole share. The Share Consolidation will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company (except to the extent that the Share Consolidation would result in any of the shareholders owning a fractional interest).

Computershare is acting as transfer and exchange agent for the Share Consolidation. Registered shareholders who hold ordinary shares are not required to take any action to receive split-adjusted shares. Shareholders who own shares via a broker, bank, trust or other nominee organization will have their positions automatically adjusted to reflect the Share Consolidation, subject to such organization’s particular processes, and will not be required to take any action in connection with the Share Consolidation.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, e-commerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2025, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K.  These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

CONTACT: IR@tnlmediagene.com